Exhibit 99.3

NEPTUNE ESTABLISHES AT-THE-MARKET PROGRAM

Laval, Québec, CANADA—March 11, 2020—Neptune Wellness Solutions Inc. (“Neptune” or the “Company”) (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce that the Company has entered into an Open Market Sale Agreement with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent, such common shares as would have an aggregate offer price of up to US$50,000,000. Neptune has also filed a prospectus supplement with securities regulatory authorities in all provinces and territories of Canada and with the United States Securities and Exchange Commission, which supplements Neptune’s short form base shelf prospectus dated February 22, 2019, and Neptune’s shelf registration statement on Form F-10 dated February 22, 2019, declared effective on February 26, 2019. The listing of any shares sold pursuant to the ATM facility is subject to the approval of the Toronto Stock Exchange and NASDAQ. Jefferies, at Neptune’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in the ATM program will only be conducted in the United States through NASDAQ at market prices or at prices to be negotiated with the applicable purchaser. As a result, prices of Common Shares may vary as between purchasers and during the period of distribution. No sales will be conducted in Canada or through the Toronto Stock Exchange.

Neptune currently intends to use the proceeds from sales related to the ATM program, if any, together with its existing capital, for operating expenses, capital expenditure requirements and general corporate purposes, including funding Neptune’s growth initiatives and research and development to further advance Neptune’s innovation strategies through in-house development, partnerships or acquisitions.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at prospectus_department@Jefferies.com.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. Neptune also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, Neptune sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Québec.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about the ATM program and the use by Neptune of the net proceeds of the ATM program.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com